Exhibit (a)(1)(I)

PERFORMANCE SHIPPING INC.

Offer to Exchange

Up to 4,066,181 Shares of its Common Stock
for Shares of Series B Convertible Cumulative Perpetual Preferred Stock

THE OFFER PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE
AT 5:00 P.M., NEW YORK CITY TIME, ON JANUARY 27, 2022,
UNLESS THE OFFER IS EXTENDED
January 12, 2022
To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:
We have been appointed by Performance Shipping Inc., a Marshall Islands corporation (the “Company”), to act as Information Agent in connection with its offer to exchange up to 4,066,181 outstanding shares of its common stock, par value of $0.01 per share, for newly issued shares of the Company’s Series B convertible cumulative perpetual preferred stock, par value $0.01 and liquidation preference $25.00, on the terms and subject to the conditions set forth in the offer to exchange dated December 20, 2021, as amended and restated on January 12, 2022 (the “Offer to Exchange”), and the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold shares registered in your name or in the name of your nominee. Unless the context otherwise requires, all references to the shares shall refer to the common stock of the Company.
Enclosed with this letter are copies of the following documents:
1.	The Second Amended and Restated Offer to Exchange dated January 12, 2022;
2.	Letter of Transmittal, for your use in accepting the Offer and tendering shares, and for the information of your clients; and
3.
Form of letter that may be sent to your clients for whose account you hold shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer.

Certain conditions to the Offer are described in the Offer to Exchange under the heading “The Exchange Offer—Conditions to the Exchange Offer.”
We urge you to contact your clients promptly. Please note that the Offer and withdrawal rights will expire at the end of the day, 5:00 P.M., New York City Time, on January 27, 2022, unless the offer is extended.

The Company will not pay any fees or commissions to any broker or dealer or other person (other than the Information Agent and the Exchange Agent, as described in the Offer to Exchange). However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer materials to your clients.
Questions and requests for additional copies of the enclosed material may be directed to us at our address and telephone number set forth on the back cover of the Offer to Exchange.
Very truly yours,

Georgeson LLC

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Exchange Agent, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.